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News Release	No. 14-271
January 9, 2014

Platinum Group Metals Adopts Advance Notice Policy

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces the approval and adoption by its Board of Directors of an advance notice policy (the "Policy"). The purpose of the Policy is to provide shareholders, directors and management of Platinum Group Metals with a clear framework for nominating directors of the Company. Platinum Group Metals is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Policy is intended to further these objectives.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of Platinum Group Metals unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the Policy is available under the Company's profile at www.sedar.com and on the Company's website (www. www.platinumgroupmetals.net) or upon request by contacting the Company's Corporate Secretary at (604) 899-5450.

The Policy is in effect as at the date of this news release. Pursuant to the terms of the Policy, the Company will seek shareholder ratification of the Policy at its next annual general meeting of shareholders (the "Meeting") to be held on February 27, 2014. If the Policy is not confirmed at the Meeting, the Policy will terminate and be of no further force and effect following the termination of the Meeting.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture project with JOGMEC and Mnombo. The Company has also expanded its exploration northward to the Waterberg Extension project.

Platinum Group Metals is listed as PTM on the Toronto Stock Exchange and PLG on the NYSE MKT.

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding seeking shareholder ratification of the Policy at the Meeting. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.